SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FOURTH QUARTER 2025 and 2025

São Paulo, February 27, 2026 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the fourth quarter and fiscal year of 2025. The information herein is based on preliminary data and was not revised by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576- 9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 4Q25	2
2. PERFORMANCE BY SEGMENT	3
2.1 BRAZIL/SOUTH AMERICA	3
2.2 UNITED STATES & EUROPE	6
2.3 MEXICO	7
3. PETROCHEMICAL SPREADS	9

1.	OPERATIONAL OVERVIEW 4Q25

In the fourth quarter of 2025 (4Q25), the global macroeconomic environment remained volatile due to ongoing geopolitical uncertainties, which intensified the seasonal effects of the period. Combined with high product supply levels across the chemical and petrochemical chain, these factors pressured spreads in the international market.

In the Brazil/South America segment, international market reference prices for resins and chemicals in 4Q25 were lower compared to the previous quarter, driven by the continued imbalance between global supply and demand. In this context, despite prioritizing higher value-added sales, the utilization rate of petrochemical complexes was lower than in 3Q25, mainly due to the scheduled maintenance shutdown at the Bahia petrochemical Complex.

Sales volumes of resins were lower compared to the previous quarter, mainly impacted by higher inventory levels across the downstream transformation chain in the Brazilian market and by the seasonal effects of the period. Additionally, due to the global weakening of the U.S. dollar, the average Brazilian real appreciated by 6 cents against the average dollar compared to 3Q25, affecting the results of the Brazil/South America segment.

In the United States and Europe segment, international market spreads were lower due to increased PP supply in Europe as a result of higher import volumes during the period. The utilization rate was lower compared to 3Q25, mainly influenced by the scheduled maintenance shutdown in Europe.

In 4Q25, the Mexico segment recorded its highest utilization rate since 1Q17, primarily driven by the operational stability of the petrochemical Complex following the completion of the major maintenance shutdown carried out in 3Q25, as well as the higher supply of imported ethane, supported by increased volumes received from the Terminal Química Puerto México (TQPM) compared to the previous quarter.

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2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: reduction compared to 3Q25 (-6 p.p.) is mainly explained by: (i) the scheduled maintenance shutdown at the Bahia petrochemical complex, completed in January 2026; (ii) the adjustment of production levels in response to lower demand due to the seasonality of the period; and (iii) the lower supply of feedstock to the São Paulo petrochemical complex. This effect was partially offset by the normalization of operations at the Rio de Janeiro petrochemical complex following the scheduled maintenance shutdown carried out in 3Q25.

Compared to 4Q24, the reduction (-11 p.p.) is mainly explained by: (i) the scheduled maintenance shutdown at the Bahia petrochemical complex, concluded in January 2026; and (ii) the lower supply of feedstock to the São Paulo petrochemical complex.

Compared to 2024, the reduction (-4 p.p.) is mainly explained by: (i) the adjustment of production levels in response to lower demand during the period; and (ii) the scheduled maintenance shutdown at the Bahia petrochemical complex, concluded in January 2026.

Resin’s sales volume: in the Brazilian market, the decrease (-6%) compared to 3Q25 is mainly explained by: (i) lower PE sales volumes (-7%) due to higher inventory levels across the transformation chain, associated to the seasonality of the period; and (ii) lower PP (-4%) and PVC (-4%) sales volumes resulting from lower demand due to the seasonality of the period.

Compared to 4Q24, the reduction (-8%) is mainly explained by: (i) lower PP (-10%) and PVC (-7%) sales volumes due to a 2% decline in demand in 4Q25; and (ii) lower resin sales volumes reflecting the strategy to prioritize higher value-added sales.

Compared to 2024, resin sales volumes in 2025 were lower (-5%), mainly explained by the decrease in PP (-8%), PVC (-7%), and PE (-3%) sales volumes, primarily due to: (i) the strategy to prioritize higher value-added sales; and (ii) lower PP and PE sales volumes due to a 3% reduction in the Brazilian market demand.

3

Resin exports were lower compared to 3Q25 (-4%) and 4Q24 (-5%), mainly explained by: (i) the lower export volume of PP due to the lower product availability for export in 4Q25; and (ii) the lower export volume of PE due to the strategy to prioritize higher value-added exports combined with lower demand in the Brazilian market.

Compared to 2024, the increase (+7%) is mainly explained by the higher export volume of PE (+11%) and PP (+10%) to South America, driven by the higher availability of products due to a 3% reduction in the Brazilian market demand.

Main chemicals sales volume[1]: in the Brazilian market, the decrease compared to 3Q25 (-15%) and 4Q24 (-13%) is mainly explained by the lower sales volumes of: (i) gasoline and paraxylene, due to lower product availability for sale associated with reduced utilization rates during the period; and (ii) ethylene, propylene, and benzene, due to the lower demand for these products given the optimization of clients’ operating rates in the Brazilian market.

Compared to 2024, the reduction (-5%) is mainly explained by the lower sales volumes of propylene, cumene, ethylene, and paraxylene, due to the lower demand during the period given the optimization of clients’ operating rates in the Brazilian market.

[1] Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

4

The increase in exports (+21%) compared to 3Q25 is mainly explained by the higher export volume of (i) paraxylene, due to specific commercial opportunities; and (ii) benzene, due to commercial opportunities in Asia.

Exports of main chemicals remained in line with 4Q24.

Compared to 2024, the decrease (-27%) is mainly explained by the lower export volume of: (i) gasoline, due to the prioritization of serving the Brazilian market; (ii) benzene, impacted by U.S. import tariffs; and (iii) toluene, due to the lower demand associated with the increased supply of substitute products in the Brazilian market.

Average utilization rate of green ethylene[2]: The increase compared to 3Q25 (+27 p.p.) is mainly explained by the normalization of operations after the optimization of inventory levels carried out in 3Q25.

Compared to 4Q24, the reduction (-10 p.p.) is mainly explained by the optimization of inventory levels carried out during the period.

Compared to 2024, the decrease (-11 p.p.) is mainly explained by: (i) the unscheduled shutdown resulting from an electrical failure at the Rio Grande do Sul energy substation in 1Q25; and (ii) the optimization of Green PE inventory levels.

[2] Due to the review of green ethylene production capacity, starting in 2Q25, the calculation of the utilization rate considers the production capacity of 275 thousand tons per year

5

Green PE (I’m greenTM biobased) sales volume: higher compared to 3Q25 (+18%), mainly explained by higher demand for Green PE in Asia in anticipation of the Chinese New Year period.

Compared to 4Q24, the reduction (-9%) is mainly explained by the higher product availability for sale in the same period of the previous year, following the normalization of operations after the weather event that occurred in 2Q24.

Compared to 2024, the reduction (-4%) is mainly explained by the lower demand associated with higher inventory build-up by customers at the end of 2024, combined with unfavorable macroeconomic conditions in 2025.

2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: lower (-8 p.p.) compared to 3Q25, mainly explained by: (i) the scheduled shutdowns at the European plants, concluded in 4Q25; and (ii) the optimization of inventory levels in both regions.

Compared to 4Q24, the utilization rate was higher (+4 p.p.), mainly due to higher production in the United States driven by the higher PP demand in relation to the same period of the previous year.

Compared to 2024, the utilization rate remained in line.

6

PP sales volume: lower compared to 3Q25 (-3%), mainly explained by the seasonality of the period.

Compared to 4Q24, sales volume was higher (+7%) due to the higher PP demand in the United States.

On an annual comparison, PP sales volume remained in line.

2.3	MEXICO

Average utilization rate of PE plants: higher compared to 3Q25 (+45 p.p.), mainly explained by: (i) the normalization of Braskem Idesa operations following the general maintenance shutdown concluded in 3Q25; and (ii) the higher volume of imported ethane supplied by TQPM during the quarter.

Compared to 4Q24, the average utilization rate of the PE plants was higher (+15 p.p.), mainly due to the higher supply of imported ethane in 4Q25.

The supply of imported ethane through TQPM remained in the commissioning phase during the quarter, with an increase compared to 3Q25, totaling approximately 29.4 thousand barrels per day in 4Q25, compared to 11.3 thousand barrels per day supplied in 3Q25.

7

The volume of ethane supplied by PEMEX was approximately 15.9 thousand barrels per day in 4Q25, and the volume supplied through the Fast Track solution was approximately 8.2 thousand barrels per day in 4Q25.

On an annual comparison, the reduction (-13 p.p.) in the utilization rate of the PE plants is mainly explained by the schedule general maintenance shutdown at the Braskem Idesa Complex during 2Q25 and 3Q25.

PE sales volume: higher compared to 3Q25 (+52%) and 4Q24 (+14%), mainly explained by the higher product availability for sale due to the higher utilization rate in 4Q25, as previously explained.

In 4Q25, the Mexico segment recorded the highest PE sales volume since 2Q24. When compared to periods with similar seasonality, this volume represents the highest sales level since 4Q17.

Compared to 2024, PE sales volume was lower (-16%), explained by the lower product availability for sale in 2Q25 and 3Q25 due to the general maintenance shutdown carried out during these quarters.

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3.	PETROCHEMICAL SPREADS

9

BRAZIL/SOUTH AMERICA

•	PE Spread[3]: lower compared to 3Q25 (-14%).
o	PE prices in the United States were lower (-10%) compared to 3Q25, mainly impacted by the increase in supply during the previous quarter, resulting in higher inventory levels in the region during the period.
o	ARA naphtha prices were lower (-7%) compared to 3Q25, explained by the lower oil price (-8%) driven mainly by reduced demand during the period.
o	Compared to 4Q24, the spread was lower (-10%), mainly due to lower PE prices in the United States (-14%), explained by the increase in global PE supply.
•	PP Spread[4]: lower compared to 3Q25 (-11%).
o	PP prices in Asia were lower (-8%) compared to 3Q25, mainly explained by lower regional demand due to economic uncertainties, combined with increased supply resulting mainly from new production capacities coming online in China during the period.
o	ARA naphtha prices were lower (-7%) compared to 3Q25, as previously mentioned.
o	Compared to 4Q24, the spread was lower (-12%), mainly explained by the lower PP price (-15%).
•	PVC Par Spread[5]: lower compared to 3Q25 (-12%).
o	PVC prices decreased compared to 3Q25 (-6%), mainly impacted by lower demand due to seasonality, combined with higher inventory levels along the chain.
o	EDC prices were lower compared to the previous quarter, mainly due to (i) lower demand for PVC, as mentioned above; and (ii) higher freight rates to Asia resulting from logistical constraints related to year-end seasonality.
o	Compared to 4Q24, the PVC spread was lower (-13%), mainly impacted by the decrease in PVC prices (-13%), as previously noted.
•	Spreads on Main Chemicals[6]: lower compared to 3Q25 (-9%).
o	The price of the main chemicals was lower (-8%) compared to the previous quarter, mainly due to the lower price of propylene in the U.S. (-15%), explained by the increased supply, given the higher inventory levels since 2022; (ii) gasoline (-13%), due to increased supply explained by higher inventory levels during the period; and (iii) butadiene (-15%), explained by the oversupply of the product.

[3] (U.S. PE price – ARA naphtha price) * 82% + (U.S. PE price – 50% U.S. ethane price – 50% U.S. propane price) * 18%.

[4] Asia PP price – ARA naphtha price.

[5] PVC price: Asia PVC – (0.832 U.S. EDC + 0.23 EU Ethylene).

[6] Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), cumene (5%), benzene (20%), paraxylene (5%), gasoline (25%) and toluene (5%), according to Braskem’s sales volume mix) – ARA naphtha price

10

o	Compared to 4Q24, the main chemicals spread was lower (-3%), mainly due to reductions in gasoline (-8%), benzene (-16%), butadiene (-38%) and Propylene (-26%) prices, partially offset by lower naphtha prices (-17%).

UNITED STATES AND EUROPE

•	PP Spreads US[7]: remained in line compared to 3Q25.
o	PP prices were lower (-9%) compared to 3Q25 due to the lower Propylene price in the United States (-15%), mainly explained by: (i) higher supply resulting from normalized utilization rates in the region; and (ii) lower demand due to seasonality.
o	Compared to 4Q24, the spread remained in line.
•	PP Spreads Europe[8]: lower (-33%) compared to 3Q25.
o	The PP price in Europe decreased (-6%), mainly due to increased supply in the region supported by higher import volumes, partially offset by lower Propylene prices (-2%), explained by higher supply driven by increased production levels.
o	Compared to 4Q24, the spread was lower (-56%), mainly impacted by: (i) lower PP prices in Europe (-9%); and (ii) stable Propylene prices.

MEXICO

•	PE Spread North America[9]: lower compared to 3Q25 (-14%).
o	PE prices in the United States were lower compared to the previous quarter (-8%), mainly impacted by (i) the normalization of production levels following the completion of Braskem Idesa’s scheduled shutdown.
o	Ethane prices were higher (+15%) compared to 3Q25, mainly explained by higher natural gas demand related to the winter season.
o	Compared to 4Q24, the spread was lower (-20%), mainly impacted by: (i) lower PE prices in the United States (-13%); and (ii) higher ethane prices in the United States (+21%), as mentioned above.

[7] U.S. PP price – U.S. Propylene

[8] EU PP price – EU Propylene

[9] U.S. PE price – U.S. ethane

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.